Mail Stop 4561

June 14, 2006

By U.S. Mail and Facsimile to (518) 745-5513

Mr. John J. Murphy
Chief Financial Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, New York 12801

> **Re:** **Arrow Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 000-12507**

Dear Mr. Murphy:

We have limited our review to the issue addressed in our comment. We have reviewed your filing and have the following comment. Where indicated, we think you should revise your future filings, beginning with your Form 10-Q for the period ended June 30, 2006, in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Cash Flows, page 55

1. We note that you have presented your cash flows related to your acquisition activity as financing cash flows. In regards to your presentation of the acquisitions, please revise future filings to disclose the following:

   - The authoritative basis relied on in determining that these cash flows should be classified as financing activities.

- We note that you have presented $47 million as a financing cash inflow from branch acquisitions. Please revise to clarify where the cash outflow for the acquisition is reflected in this statement.

- We note on page 57 of your filing that your 2004 acquisition of CFG was completed through the exchange of shares, which appears to be a non-cash transaction; however, the transaction is presented as a cash inflow on your statement of cash flows. Please disclose how you determined the issuance of shares for your subsidiary represents a financing cash inflow.

* * *

As appropriate, please revise your future filings, beginning with the Form 10-Q for the period ending June 30, 2006, and respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comment along with drafts of the revised disclosures to be included in your future filings. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proposed future disclosures and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding this comment and related matters.

Sincerely,

Paul Cline
Senior Accountant